BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (the “Augusta”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
September 27th and 28th, 2005

Item 3: Press Release
September 27th and 29th, 2005

Item 4: Summary of Material Change
Augusta Resource Corporation (the “Company”) appoints Roth Investor Relations to conduct its investor relations activities in North America and appoints Mr. Jamie Sturgess to the position of Vice President Projects and Environment.

Item 5: Full Description of Material Change
The Company announced that it has appointed Roth Investor Relations to conduct its investor relations activities in North America. The New Jersey based Investor Relations firm is headed by Michelle Roth, who has specialized at working within the mining industry for over 20 years. Their impressive contact list throughout the United States and Canada will aid management in raising August’s profile amongst the investment community. In exchange for the services provided by Roth Investor Relations, Augusta Resource has agreed to a monthly retainer fee of US$8000.

The Company also announced the appointment of Mr. James (Jamie) Sturgess to the position of Vice President Projects and Environment. Mr. Sturgess will be responsible for management of all environmental permitting and oversight of project development activities.

Mr. Sturgess has over 25 years of industry experience in the areas of environmental management, regulatory compliance, pollution control and project management. His career has spanned from research field biologist to site environmental manager orf large mining operations, and included terms as Vice President Environmental Affairs for Cyprus Climax Metals Company, and President of EnviroNet, an environmental engineering and consulting business. Mr. Sturgess was formerly a Senior Associate with Stantec Consulting in the Environmental Management group, and did major permitting work in Arizona for the last 15 years. He has earned both his MS in Resource Management Ecology and his BS in Renewable Natural Resource Management from the University of California at Davis.

Augusta Resource President and CEO Gil Clausen said, “We are very pleased to have Jamie join Augusta Resource. Jamie’s remarkably vast project experience has included working in over 40 states and 10 countries while obtaining agency permits and approvals, conducting environmental liability assessments, due diligence studies, compliance and environmental management audits, and project management for natural resource, mining, and industrial projects. In particular, Jamie’s experience working within the state of Arizona, as well as his expertise in pollution control and prevention are both in line with the Company’s commitment to the land that we work on.”

Mr. Sturgess has been granted 150,000 stock options at a price of $1.55 per share for a period of five years expiring on September 28, 2010.

Augusta Resource Corporation is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property, is located in Pima County approximately 50 km southeast of Tucson, Arizona, and contains three known potentially open-pit mineable copper/molybdenum (“Cu/Mo”) skarn deposits. Over 232,000 feet of diamond drilling has been conducted outlining approximately 5 billion pounds of copper within a historical estimate of 400,705,100 tons of 0.64% Cu, 0.018% Mo and 0.25 ounces per ton silver. Augusta has additional exploration properties in Nevada including the high grade Mt. Hamilton moly/tungsten/gold deposit and the Lone Mountain copper/zinc property in New Mexico. The Company is traded on the Canadian TSX Venture Exchange under the symbol ARS.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0136
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 29th day of September 2005.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary